1875 K Street N.W. Washington, D.C. 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 14, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendments No. 170 and 171

Dear Ms. Cole:

This letter responds to your comments with respect to the following post-effective amendments (“PEA”) to the Company’s registration statement filed on behalf of the following series of the Company (each the “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series
170	December 2, 2011	iShares Asia/Pacific Dividend 30 Index Fund
171	December 5, 2011	iShares Emerging Markets Dividend Index Fund

The comments were provided in a telephone conversation on January 26, 2012. For your convenience, your comments are summarized below and each comment is followed by our response.

iShares Asia/Pacific Dividend 30 Index Fund

Comment No. 1: Please specify whether the Dow Jones Asia/Pacific Select Dividend 30 Index (the “Underlying Index”) concentrates in a specific industry.

Response: The Underlying Index represents the stock performance of high dividend paying companies in Australia, Hong Kong, Japan, New Zealand and Singapore. The Underlying Index measures the performance of a selected group of equity securities issued by companies that have provided relatively high dividend yields on a consistent basis over time. The Underlying Index does not concentrate in a specific industry.

Comment No. 2: Please confirm whether investing in derivatives risk disclosure should be added to the “Further Discussion of Other Risks” section of the prospectus.

Response: Although the Fund discloses the possibility that it may use futures contracts, options and swaps in seeking to track the performance of its Underlying Index, the Company believes that the utilization of these financial instruments will be limited under current market conditions.

As a result, the Company has not disclosed the risks associated with investing in derivative instruments in the “Further Discussion of Other Risks” section of the prospectus. If the Fund commences investing in derivative instruments to the point the investments constitute a significant risk, the Company will add disclosure to the Fund’s prospectus.

iShares Emerging Markets Dividend Index Fund

Comment No. 1: Please specify whether the Dow Jones Emerging Markets Select Dividend Index (the “Underlying Index”) concentrates in a specific industry.

Response: The Underlying Index measures the performance of a selected group of equity securities issued by companies that have provided relatively high dividend yields on a consistent basis over time. The Underlying Index does not concentrate in a specific industry.

Comment No. 2: Please confirm whether investing in derivatives risk disclosure should be added to the “Further Discussion of Other Risks” section of the prospectus.

Response: Although the Fund discloses the possibility that it may use futures contracts, options and swaps in seeking to track the performance of its Underlying Index, the Company believes that the utilization of these financial instruments will be limited under current market conditions. As a result, the Company has not disclosed the risks associated with investing in derivative instruments in the “Further Discussion of Other Risks” section of the prospectus. If the Fund commences investing in derivative instruments to the point the investments constitute a significant risk, the Company will add disclosure to the Fund’s prospectus.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin Haskin

cc:	Ed Baer
Andrew Josef